Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of  China MediaExpress Holdings, Inc., formerly known as TM Entertainment and Media, Inc. (a development stage company), of our report dated March 31, 2009, which contains an explanatory paragraph about TM Entertainment and Media Inc.’s ability to continue as a going concern as of December 31, 2008 and 2007 and for the year ended December 31, 2008, the period from May 1, 2007 (inception) through December 31, 2007 and for the period from May 1, 2007 (inception) through December 31, 2008, which are included in the definitive proxy statement of TM Entertainment and Media, Inc. filed October 5, 2009. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Eisner LLP

December 14, 2009
New York, New York